

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Christopher J. Thome
Vice President-Finance & Chief Financial Officer
Graham Corp
20 Florence Ave
Batavia, NY 14020

  Re: Graham Corp
    Form 10-K for the Year Ended March 31, 2023
    File No. 001-08462

Dear Christopher J. Thome:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Christina McLeod